ANTHONY L.G., PLLC

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December 15, 2022

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed December 6, 2022 File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form F-1. Amendment No. 2 is marked to show changes made from the previous filing made on December 6, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated December 14, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 6, 2022

Risk Factors

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance..., page 21

1.	Comment: We note your response to comment 3 and reissue the comment. Please revise to ensure that your risk factor disclosure is consistent with your disclosure elsewhere. Specifically, please expand your risk factor disclosure to address your plan to follow Japanese law with respect to the quorum requirement. Alternatively, you may include a cross reference here to your discussion under Corporate Governance Practices on page 113.

Response: We have included a cross reference in the referenced risk factor on page 21 of Amendment No. 2 to the discussion of our home country corporate governance practices under Corporate Governance Practices on page 113 of Amendment No. 2.

Description of Business, page 82

2.

Comment: We note your response to comment 6 that you “do not engage directly in crypto mining”;

however, it appears you offer services, through both the sale and maintenance of mining machines as well as your AI switch system, that facilitate crypto mining. Please revise your disclosure throughout the prospectus to specify your role in this space, including to address recent trends and developments. We note, for example, your statements on page 87 regarding the “deterioration of the crypto currency market conditions since mid-September 2022” and delays in part deliveries for computer production.

Response: We acknowledge the Staff’s comment. We have revised the disclosure throughout the prospectus in Amendment No. 2 to specify our role in the crypto mining space, including addressing recent trends and developments.

Note 2 - Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-47

3.	Comment: We note your response to comment 15. Please provide us with further details describing how the mining machine operations and management service arrangements operate. In your response, please tell us which party performs mining operations and who is responsible for making mining operational decisions, including but not limited to, the type of crypto currency to mine (e.g., bitcoin, ether, or other), as well as when to start and stop mining. Also, tell us if your customers mine on an individual basis or if you provide a service to coordinate your customers’ mining efforts. Lastly, clarify if you hold any crypto assets on behalf of your customers or any other third party.

Response: The Company respectfully advises the Staff that in the mining machine operations and management service arrangement, the Company’s only performance obligation is to provide an environment for the mining machines to operate continuously throughout the contract period. The customers of the Company perform mining on an individual basis, by joining different mining pools, the decision of which is made at the sole discretion of each customer, including but not limited to the type of crypto currency to mine, the type of mining pool to join, the time to start or stop mining etc. The Company does not provide any service to coordinate its customers’ mining efforts. The Company does not hold any crypto asset on behalf of the customers or any other third party. The Company respectfully advises the Staff that the mining machine operations and management service income represents 0.24% of the total revenues for the six months ended June 30, 2022, as shown in Note 17 – Disaggregation of Revenues to the unaudited financial statements for the six months ended June 30, 2022 and 2021.

4.	Comment: We note your response to comment 15. Please explain in greater detail the fee structure for providing mining machine operation and management services, including whether it is flat (e.g., flat monthly fee) or variable (e.g., percentage of fees earned for successful mining efforts). If fees vary by the service provided, please also clarify the differences in fee structure for each type of service.

Response: The Company respectfully advises the Staff that the fee charged to the customers is based on utilities consumed by mining machines of each customer, mainly including air conditioning, electricity etc. The fee structure is not designed to be based on the successful mining efforts. The fees do not vary by the services provided and there is only one fee structure, as the Company only provides one type of service, which is to provide an environment for the mining machines to operate continuously throughout the period to its customers.

Exhibits

5.	Comment: We note Exhibit 23.4 filed in response to comment 5 is not signed and does not explicitly reference the registrant or the filing. Please have the Japan Marketing Research Organization provide a signed consent expressly stating that it consents to the use of its name and the referenced information in this registration statement. Refer to Rule 436 of Regulation S-K.

Response: We have filed a new Exhibit 23.4 to Amendment No. 2 that is signed by the Japan Marketing Research Organization and explicitly references the Company and the filing and states that the Japan Marketing Research Organization consents to the use of its name and the referenced information in the registration statement.

If the Staff has any further comments regarding Pre-Effective Amendment No. 2 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Isabel Rivera /U.S. Securities and Exchange Commission
Maryse Mills-Apenteng /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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